

Mail Stop 3030

August 24, 2009

Via Facsimile and U.S. Mail

Mr. Necip Sayiner
Chief Executive Officer
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, TX   78701

>   **Re: Silicon Laboratories Inc.**
>   **Form 10-K for fiscal year ended January 3, 2009**
>   **Filed February 11, 2009**
>   **File No. 0-29823**

Dear Mr. Sayiner:

We have reviewed your letter dated August 12, 2009 and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended January 3, 2009

Note 2. Significant Accounting Policies, page F-7

-Revenue Recognition, page F-10

1.   We note your response to prior comment 3. We note that you defer revenue
        recognition due to the fact that you are not able to reasonably estimate the amount
        of possible reductions to the purchase price. In light of this significant
        uncertainty surrounding the amount that will ultimately be reflected in your
        consolidated statements of operations relating to these distributor arrangements, it
        appears that disclosure of the gross amount of deferred revenue that could be
        subject to changes as a result of the rights of return and price protection granted to
        customers could be material to an investor's understanding of your current and
        prospective future results of operations. Please revise your disclosures in MD&A
        in future filings to disclose the gross amounts of deferred costs and deferred
        revenue or otherwise explain to us why you do not believe this information would
        be material to an investor's understanding of the potential impact of the net
        deferred income on your future results of operations.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at
(202) 551-3616 if you have questions regarding these comments. In this regard, do not
hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

                                    Sincerely,

                                    Lynn Dicker
                                    Reviewing Accountant